SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-IA

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Utah Medical Products, Inc.
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(Name of Issuer)

Utah Medical Products, Inc. (Issuer)
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(Name of Filing Persons)

Common Stock, Par Value $.01 Per Share
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(Title of Class of Securities)

917488108
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(Cusip Number of Class of Securities)

Kevin L. Cornwell, Chairman and CEO
Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047
(801-566-1200)

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[x]     issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

Introduction

This Tender Offer Amendment on Schedule TO-IA relates to the tender offer by Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), to purchase 650,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, at a price of $75.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 2026 the "Offer to  Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer".  This Schedule TO-IA is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

AMENDMENT

The Offer expired on Tuesday October 27, 2026.  A total of 327,740 shares were purchased by the Company for $75.00/ share to stockholders.  A copy of the press release is attached.

Additional tender offer fees included $107,720 paid to the depositary and information agent for administration, and $6,732 to the SEC for filing.  The combined effective cost was $75.35/ share.  In addition, the federal government will collect a 1% excise tax on share repurchases under the so-called “Inflation Reduction Act of 2022”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTAH MEDICAL PRODUCTS, INC.

By: /s/ KEVIN L. CORNWELL
Name: Kevin L. Cornwell
Title: Chairman and Chief Executive Officer

Date: October 29, 2026

Utah Medical Products, Inc. Reports Results of Tender Offer

Contact:  Brian Koopman October 29, 2026

   (801) 566-1200

Salt Lake City, Utah – On September 24, Utah Medical Products, Inc. (Nasdaq: UTMD) offered to purchase up to 650,000 shares of its common stock at $75.00 per share. The issuer Tender Offer expired Tuesday October 27.

In short, 327,740 shares were purchased for $24,580,500. Remaining UTMD shares outstanding at this date are 2,849,041 including 1,775 employee option shares exercised in October.

In addition, $107,720 administration fees will be paid to the depositary and information agent, and $6,732 in filing fees to the SEC. The effective cost of the tender offer was 75.35/ share.  Another 1% excise tax will be levied by the federal government on share repurchases.

Utah Medical Products, Inc., with particular interest in health care for women and their babies, develops, manufactures and markets a broad range of disposable and reusable specialty medical devices recognized by clinicians in over a hundred countries around the world as the standard for obtaining optimal long-term outcomes for their patients.  For more information about Utah Medical Products, Inc., visit UTMD’s website at www.utahmed.com.